FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: July 28, 2006	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel reports second quarter 2006: revenues up 8%

Second quarter financial highlights:
•	Revenues up 7.6% yoy at Euro 3,384 million
•	Operating profit at Euro 263 million, a 7.8% operating margin
•	Net income (group share) at Euro 180 million, EPS at Euro 0.13
•	Net cash position at Euro 980 million
Paris, July 27, 2006 — Alcatel’s (Paris: CGEP.PA and NYSE: ALA) Board of Directors reviewed and approved second quarter 2006 results. Revenues were up by 7.6% at Euro 3,384 million compared with Euro 3,145 million (up 7.3% at constant Euro/USD exchange rate) in the same period last year. The gross margin was 33.6%. Operating profit amounted to Euro 263 million, a 7.8% operating margin, and included a Euro 12 million impact from a capital gain resulting from disposal of fixed assets. Net income (group share) for the quarter was registered at Euro 180 million or a diluted EPS of Euro 0.13 per share (USD 0.17 per ADS), (Euro 0.12 per share, excluding capital gains) which compared with a diluted EPS in second quarter 2005 of Euro 0.14 (Euro 0.09 per share, excluding capital gains).

Key Figures	Second Qtr	Second Qtr	First Qtr
	2006	2005	2006
In Euro million except for EPS

Profit & Loss
Revenues	3,384	3,145	3,067
Operating Profit	263	263	198
Income from operating activities	243	209	157
Net income (group share )	180	196	104
EPS Diluted (in Euro)	0.13	0.14	0.08
EPS Diluted (in Euro) excluding capital gains	0.12	0.09	0.06
E/ADS (in USD)*	0.17	0.18	0.10
Number of shares (billion)	1.38	1.37	1.38
*E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.28 as of June 30, 2006.
Serge Tchuruk, Chairman and CEO, summarized the Board’s observations:
“While preparing for the merger with Lucent Technologies and the Thales transaction, Alcatel achieved good revenue growth in the second quarter, above market rate. Our strong performance in the wireline segment confirmed Alcatel’s leading position in the network transformation to an all-IP infrastructure to support triple play services. We are particularly pleased with the resulting 4-fold year over year revenue increase in IP routing and aggregation as well as our strong position in the DSL and fiber access markets. With the industry consolidation gaining momentum, the wireless market environment becomes even more competitive as some players are aggressively trying to reposition themselves. In this context, we remained deliberately selective in addressing contract opportunities involving mature technologies. At the same time we continued to invest in key future wireless technologies and applications to develop a leading position in next generation networks. The forthcoming Lucent merger will bring added scale into related R&D programs.
We were particularly satisfied with the strong quarter in North America where we registered a 40% growth (USD), driven by a strong demand for triple play services, and with our activity in China, which saw more than a 20% increase (USD), with significant strength in wireless.
Going into the second half of the year we expect to see the carrier market growing in the mid single digit range for full year 2006. As we expect the pending merger with Lucent Technologies to close during the fourth quarter, we are not providing specific annual guidance. We are also working on the Thales transaction which is targeted to close before year-end.
Our third quarter will be a transition quarter where we expect revenues to grow year over year in the mid single digit range (at the current structure). The operating profit should be close to the same amount as in the second quarter of 2006, taking into account increased investments in R&D and additional costs associated with the strategic moves underway.
Together with Lucent Technologies as a combined company, we are comfortable in our ability to achieve the targeted Euro 1.4 billion in cost synergies, which should translate into significantly improved profitability for the future. Furthermore, this transaction will give us the economies of scale needed in all R&D areas and will position the company to capitalize on the trend towards converged networks, which we believe will drive the carrier market”.
MERGER UPDATE
On July 24, 2006, the European Commission informed Alcatel and Lucent Technologies that their proposed merger complies with the European Union’s competition rules and that the two companies have its approval to merge. As announced on July 10, 2006, the companies believe they are currently on track to complete their merger transaction by the end of calendar year 2006.

Segment Breakdown	Second Qtr	Second Qtr	First Qtr
In Euro million	2006	2005	2006

Revenues
Fixed Communications	1,363	1,224	1,273
Mobile Communications	1,007	958	908
Private Communications	1,034	981	905
Other & Eliminations	(20)	(18)	(19)
Total	3,384	3,145	3,067
Income from Operations
Fixed Communications	133	120	110
Mobile Communications	80	115	57
Private Communications	51	59	48
Other & Eliminations	(1)	(31)	(17)
Total	263	263	198
Second Quarter Business Update
Note: The following comments are based on year on year comparisons.
Fixed communications
Second quarter revenue increased by 11.4% to Euro 1,363 million compared with Euro 1,224 million in the same period last year. Strength continued in the IP network transformation and revenues were driven by the access and IP carrier data activities for triple play and enterprise applications. The IP data business once again recorded significant growth, with new contract wins in the U.S., Denmark, Spain, Venezuela, Malaysia and Thailand. In addition to the strong momentum in IP service routing, the MSWAN activity continued to reflect sustained demand for ATM-based DSL aggregation and for 3G RAN (Radio Access Network) aggregation . The access business also performed well during the quarter, registering a record 6.7 million DSL line shipments which outperformed market growth, with a good performance across the regions, compared with the same period last year. Alcatel’s IP access platform product revenues also continued to grow significantly during the quarter. The optical business slowed slightly on year over year comparisons, however, a leading position was maintained and a promising pick up was registered in the DWDM business driven by bandwidth expansion to support video services. Revenues grew significantly in the NGN/IMS activity, more than doubling in the first half of the year compared to 2005, with good traction at incumbent operators in Europe and Asia. The business now has more than 90 customers. A major win in the Enterprise fixed mobile convergence was awarded this quarter with a tier-1 operator in the UK. The traditional TDM voice activity continued to decline as expected during the quarter, however, some of this decrease was offset by maintenance/services revenue, which now accounts for a significant portion of the business.
Operating profit amounted to Euro 133 million, representing a 9.8% operating margin with significant contributions coming from the IP data and access businesses, offset in part by impact from labor strike in optics.

Mobile communications
Second quarter revenue increased by 5.1% to Euro 1,007 million compared with Euro 958 million in the same period last year. Revenues were strong in the 2G mobile radio business with solid growth in the emerging markets, especially China, while the 3G product family is generating a growing revenue stream, where a new win in Malaysia was registered during the quarter. The core switching business continues its significant shift from traditional TDM to NGN/IMS solutions, leading to a substantial decrease in the TDM activity. Alcatel has now installed NGN subscriber capacity of 50+ million to date with over 60 live sites, and has now passed more than 17 billion calls on its next generation call server technology. Video and payment applications once again registered a significant revenue increase. Mobile operators confirmed their interest to implement Mobile TV services, where Alcatel recorded several wins in the quarter with its leading technology. Although revenues are still marginal in the WiMAX activity, recent trends confirmed the growing acceptance of the Alcatel solution, as demonstrated by an important win with one of the major operators in North America.
Operating profit amounted to Euro 80 million, representing a 7.9% operating margin, with investments in the NGN/IMS core, 3G and WiMAX product offering continuing to impact margins, in a competitive pricing environment.
Private communications
Second quarter revenue increased by 5.4% to Euro 1,034 million compared with Euro 981 million in the same period last year. Revenues were strong in the enterprise and rail communication activities. The enterprise business turned in a good performance across all product lines, with particular strength in Asia Pacific and Latin America, although the growth was somewhat tempered by the reorganization of one of the primary distribution channels in Europe. New markets are steadily growing as a percentage of revenues for this division. The contact center activity, Genesys, continued to be a strong driver for revenue progression. The rail communications grew its revenue as a result of good execution of all our programs, especially in the U.S. and the UK for the subway segment. New contracts were signed during the quarter, in particular a combined signaling and communications project for a new high speed line in Spain. The integration and services business saw a good quarter and was positively impacted by carrier customers moving into an all IP infrastructure and the needs for an associated OSS system and partner to handle their integration needs. The space activity registered a soft quarter due to a delay in order intake for an institutional program, however two new commercial wins were recorded in the U.S. and in the Middle East.
Operating profit amounted to Euro 51 million, representing a 4.9% operating margin, with a satisfactory performance coming from all businesses.
Alcatel will host an audio web cast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/2q2006/ or http://www.alcatel.fr/2q2006.
Second quarter 2006 results
Consolidated Income Statement:

•	Revenues: Euro 3,384 million vs. Euro 3,145 million Q2 05 (up 7.6%) and vs. Euro 3,067 million sequentially
•	Geographical distribution of revenues:
	W. Europe:	39%
	North America:	18%
	Asia:	16%

	RoW:	27%
•	Gross margin: 33.6% (35.6% for Q2 05)
•	Selling, general and administration (“SG&A”) costs: Euro (512) million (15.1% of sales)
•	Research and development (“R&D”) expenses: Euro (362) million (10.7% of sales)
•	Operating profit: Euro 263 million, an 7.8% operating margin
•	Income from operating activities: Euro 243 million and included
	o	Share-based payment at Euro (14) million
	o	Restructuring at Euro (2) million
	o	Goodwill Impairment Euro (4) million

•	Income (loss) before tax and discontinued operations: Euro 238 million and included:
	o	Net financial costs of Euro (21) million
	o	Share of equity affiliates at Euro 16 million
•	Income (loss) from continuing operations: Euro 196 million and included:
	o	Income tax expense of Euro 42 million
•	Net Income (Group share): Euro 180 million
•	Diluted EPS : Euro 0.13 (USD 0.17 per ADS) based on an average of 1.38 billion shares

BALANCE SHEET ITEMS:

•	Operating working capital: Euro 1,076 million, 7.8% of last 12 months revenues
•	Cash and equivalents and marketable securities: Euro 4,500 million
•	Net Cash: Euro 980 million

Upcoming Events/Announcements
September 7, 2006	Annual Shareholders’ Meeting
October 25, 2006	Third quarter earnings announcement
About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com
Stéphane Lapeyrade	Tel.: +33 (0)1 40 76 12 74	stephane.lapeyrade@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel: +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com
Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to third quarter 2006 revenue, gross margin, operating profit and earnings per share (EPS) (ii) the benefits to Alcatel in 2006 from its improvements in product costs and restructuring efforts, (iii) improvements in margins from new technologies, and (iv) benefits that will result from strategic partnerships, acquisitions and divestitures, and in particular the operations contemplated with Lucent and Thales. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; the timing of closing and expected benefits from the operations contemplated with Lucent and Thales; and the impact of each of these factors on sales and income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In connection with the proposed transaction between Lucent and Alcatel, Alcatel has filed a registration statement on Form F-4 (File no. 33-133919) (the “Form F-4”) to register the Alcatel ordinary shares underlying the Alcatel American Depositary Shares (“ADS”) to be issued in the proposed transaction. Alcatel and Lucent have also filed, and intend to continue to file, additional relevant materials with the SEC, including a registration statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the Alcatel ADSs to be issued in the proposed transaction. The Registration Statements and the related proxy statement/prospectus contain and will contain important information about Lucent, Alcatel, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the related proxy statement/prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may obtain free copies of the documents filed with the SEC by Lucent and Alcatel (including the Form F-4 and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of materials filed with the SEC by Lucent and Alcatel (including the Form F-4 and, when filed, the Form F-6) by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at

www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10. Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed transaction). Additional information regarding these directors and executive officers is also included in Lucent’s proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500. Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed transaction). Additional information regarding these directors and executive officers is also included in Alcatel’s annual report on Form 20-F filed with the SEC on March 31, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.